SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2017

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒ Form 40-F   ☐

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes   ☐ No   ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

-	Eni: results for the third quarter and the nine months of 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Roberto Ulissi
Name:	Roberto Ulissi
Title:	Corporate Affairs and
Governance - SEVP

Date: October 31, 2017

Registered Head Office, Piazzale Enrico Mattei, 1 00144 Rome Tel. +39 06598.21 www.eni.com

San Donato Milanese

October 27, 2017

Eni: results for the third quarter and the nine months of 2017

Key operating and financial results

IIQ			IIIQ			Nine months
2017			2017	2016	% Ch.	2017	2016	% Ch.
49.83	Brent dated	$/bbl	52.08	45.85	14	51.90	41.77	24
1.101	Average EUR/USD exchange rate		1.175	1.116	5	1.114	1.116
1,771	Hydrocarbon production	kboe/d	1,803	1,710	5	1,790	1,726	4
1,019	Adjusted operating profit (loss) (a)	€ million	947	258	267	3,800	1,029	269
845	of which: E&P		1,046	644	62	3,306	1,094	202
(146)	G&P		(193)	(374)	48	(1)	(318)	100
352	R&M and Chemicals		337	175	93	878	508	73
463	Adjusted net profit (loss) (a)		229	(484)	..	1,436	(799)	..
0.13	- per share (€)		0.06	(0.13)		0.40	(0.22)
18	Net profit (loss) (b)		344	(562)	..	1,327	(1,391)	..
..	- per share (€)		0.10	(0.16)		0.37	(0.39)
2,284	Adjusted cash flow from operations (c)		1,722	1,353	27	6,603	3,830	72
2,706	Net cash flow from operations		2,161	1,325	63	6,799	4,425	54
2,106	Capital expenditure (d)		2,023	2,057	(2)	6,996	8,088	(14)
15,467	Net borrowings		14,965	16,008	(7)	14,965	16,008	(7)
0.32	Leverage	%	0.32	0.32		0.32	0.32

(a) Non-GAAP measure. For further information see the paragraph "Non-GAAP measures" on page 15.

(b) Attributable to Eni's shareholders - continuing operations.

(c) Non GAAP measure. Net cash flow from operations before changes in working capital and excluding inventory holding gains or losses.

(d) Include capital contribution to equity accounted entities.

Yesterday, Eni’s Board of Directors approved the Group results for the third quarter and the nine months of 2017 (unaudited). Commenting on the results, Claudio Descalzi, CEO of Eni, remarked:

“In the third quarter, we achieved excellent results with an increase in operating profit almost four times higher, a net result above €700 million and net growth in operating cash flow compared to the third quarter of 2016. Investments followed trends in line with expectations, with a reduction of approximately 18% during the year compared with 2016.

In 2017 we expect to achieve organic coverage of investments and dividends, entirely paid in cash, at a Brent price of 60$ a barrel as planned, or 45$ a barrel when taking into account our dual exploration model initiatives.

These results have been achieved thanks to progress made in pursuing our strategy.

In the Upstream sector, hydrocarbon production grew by 7%, net of the cuts imposed by OPEC and the price effect.

The Downstream refining and chemical sectors exceeded our expectations by doubling operating profit. They benefited from an optimized industrial structure and demonstrated their ability to seize growth opportunities in the market. In G&P we have achieved structural breakeven and expect a positive result for the full year.”

Highlights

Exploration & Production

•	Robust hydrocarbon production growth:

Produced an average of 1.8 million boe/d in the third quarter, up by 5.4% (up by 3.7% in the nine months of 2017); excluding price effects at PSAs and OPEC cuts, up by 7% (up by 6% in the nine months of 2017).

Start-ups and ramp-ups additions: 224 kboe/d added in the nine months thanks to the optimization of major projects started in 2017.

Production expected to ramp up further in the fourth quarter, reaching approximately 1.9 million boe/d on average in the period, the highest level in seven years, with the contribution of high valuable barrels.

•	Dual exploration model: closed in October the divestment of a 30% stake in the super-giant Zohr gas field, off Egypt, to Rosneft.

•	Expected to be completed by the end of 2017 the divestment to Exxon Mobil of a 25% stake in Area 4 in Mozambique.

•	Libya: resumed the second development phase of the giant offshore field Bahr Essalam. First gas is expected in 2018.

•	Continued exploration success offshore Mexico: the resources of the whole contractual Area 1 were boosted to 1.4 billion boe in place thanks to the appraisal of the Mizton discovery, which followed that of Amoca. Expected a fast-track development plan. Awarded three new exploration and production licenses at Block 7, 10 and 14, in the Sureste basin.

•	Ongoing progress at the Zohr project: start-up confirmed by the end of 2017.

•	E&P adjusted operating profit: €1.05 billion in the third quarter (up by 62%); more than tripled to €3.31 billion in the nine months of 2017.

Gas & Power

•	Continuous, strong progress in the wholesale business leveraging improvements at long-term supply contracts and logistics.

•	Retail business: better performance in converting revenues into cash; growth in the customer base, excluding the impact of disposals.

•	G&P adjusted operating result: in spite of weak seasonal trends, the third quarter of 2017 showed a remarkable improvement y-o-y (up by 48%); the 2017 nine months period was at breakeven (up €0.32 billion y-o-y).

Refining & Marketing and Chemicals

•	Confirmed refining breakeven margin below 4 $/barrel on average for the FY.

•	Record quarterly results in R&M: adjusted operating profit more than doubled y-o-y at €0.22 billion, despite the partial downtime of the Sannazzaro and Livorno refineries (€0.46 billion for the nine months, up by 117%).

•	Chemical business adjusted operating profit: €0.11 billion in the third quarter 2017, up by 51% y-o-y; €0.42 billion in the nine months of 2017 (up by 42%). Expected record full year results.

Group results

•	Adjusted operating profit increased almost four times both for the third quarter and the nine months of 2017, to €0.95 billion (up €0.69 billion y-o-y) and €3.80 billion (up €2.77 billion y-o-y), respectively.

•	Adjusted net profit: €0.23 billion in the third quarter, €1.44 billion in the nine months of 2017 compared to net losses reported in the comparative periods of last year.

•	Net profit: €0.34 billion in the third quarter (€1.33 billion in the nine months of 2017).

•	Continued structural improvement in cash generation: €2.16 billion in the third quarter, up by 63% y-o-y; €6.8 billion in the nine months of 2017 (up by 54%).

•	Adjusted cash flow from operations before changes in working capital at replacement cost: €1.72 billion in the third quarter (up by 27%) and €6.60 billion in the nine months of 2017 (up by 72%), affected by an extraordinary tax payment in Angola amounting €0.15 billion.

•	Capex: €7 billion in the nine months of 2017 (€5.7 billion on a pro-forma[1] basis), spending has reduced in the third quarter after a peak registered in the first half of 2017 due to the completion of certain large projects. Self-financing ratio of pro-forma capex at approximately 120%.

•	Disposals: expected €3.7 billion to be cashed in for the FY, of which approximately €1.5 billion in the nine months of 2017, mainly related to the dual exploration model.

•	Net debt: €14.96 billion; expected to decrease y-o-y following the closing of disposals.

•	Leverage at September 30, 2017: 0.32, expected at 0.25 at year end driven by cash flow from operations and disposals.

Outlook

Exploration & Production

Confirmed the 2017 target of 0.8 bln boe of new resources discovered, at a unitary discovery cost of approximately 1 $/bbl.

Expected an average FY production of 1.815 million boe/d, matching the all-time high in 2010, a 5% increase from 2016 excluding price effects at PSAs and OPEC cuts. This will be driven by new project start-ups (Indonesia, Angola and Ghana), ramp-ups of fields entered into operation in 2016, mainly in Kazakhstan, Egypt and Norway, as well as the restart of certain Libyan fields. Contingent factors such as the shutdown of the Val d’Agri oil centre, which was down for almost the entire second quarter, the impact of OPEC cuts, as well as certain contractual one-offs recorded in 2016, will be absorbed by the implementation of other initiatives to optimize production, as well as by the earlier than planned start-up of the large projects in Angola, Indonesia and Ghana.

Gas & Power

Expected structural positive results from 2017. The wholesale business is seen to achieve structural breakeven one year earlier than planned.

1 Net of reimbursement of capex relating to asset disposals and advances made by the Egyptian partners in the Zohr project, see page 12.

Eni plans to retain market share in the retail segment, increasing the value of the existing customer base by developing innovative commercial initiatives, integrating services and optimizing operations.

Refining & Marketing and Chemicals

Confirmed the target of refining breakeven margin at 3 $/barrel in 2018.

Refinery intakes on own account are expected to decrease slightly y-o-y due to the downtime of certain assets at the Sannazzaro refinery, which has been almost completely offset by higher volumes at Milazzo. Stable at approximately 90% the refinery utilization rate. Against a backdrop of strong competition, management expects to consolidate both volume and market share in the Italian retail market by leveraging innovation and product and service differentiation. In the rest of Europe, sales on a like-for-like basis are expected to increase slightly.

In the Chemical business, we expect stable sales volumes. Cracker margins are expected to be broadly in positive territory, with a peak in butadiene, while polyethylene margins are expected to decline. Expected record full year results.

Group

2017 FY capex projected at €7.5 billion on a proforma basis, i.e. net of the capex which will be reimbursed in connection with asset disposals and advances paid by the Egyptian partners in the Zohr project. Confirmed the target of reducing capex by approximately 18% y-o-y at constant exchange rates.

Cash neutrality: confirmed organic coverage of capex and dividends at a Brent price of 60 $/bbl in 2017; 45 $/bbl considering cash inflow yielded by the dual exploration model.

Leverage at the end of 2017: projected at 0.25, substantially declining from the 2016 level, also reflecting the expected closing of portfolio transactions, particularly the Mozambique deal.

Business segments operating review

Exploration & Production

Production and prices

IIQ			IIIQ			Nine months
2017			2017	2016	% Ch.	2017	2016	% Ch.
	Production
827	Liquids	kbbl/d	885	864	2.4	848	869	(2.4)
5,152	Natural gas	mmcf/d	5,012	4,616	8.4	5,138	4,680	9.8
1,771	Hydrocarbons	kboe/d	1,803	1,710	5.4	1,790	1,726	3.7
	Average realizations
45.29	Liquids	$/bbl	48.03	40.82	17.7	47.31	37.05	27.7
3.45	Natural gas	$/kcf	3.80	3.14	21.0	3.61	3.19	13.5
32.05	Hydrocarbons	$/boe	35.14	29.70	18.3	33.55	27.69	21.2

•	In the third quarter of 2017, oil and natural gas production averaged 1,803 kboe/d, up by 5.4% from the same period a year ago (1,790 kboe/d in the nine months of 2017, up by 3.7%). This performance was driven by new project start-ups and the ramp-ups at fields started up in 2016, mainly in Angola, Egypt, Ghana, Indonesia, Kazakhstan and Norway (an overall contribution of 285 kboe/d and 224 kboe/d in the two reporting periods, respectively) as well as by restarting production at certain Libyan fields, following recovery in safety conditions. This trend was partly offset by OPEC production cuts, price effects and planned and unplanned shutdowns in the United Kingdom and the Gulf of Mexico, as well as mature field declines. When excluding the price effect on PSAs contracts and OPEC cuts (overall 25 kboe/d and 40 kboe/d in the quarter and the nine months of 2017, respectively), hydrocarbon production increased by 7% (up by 6% in the nine months of 2017).

•	Liquids production (885 kbbl/d) increased by 21 kbbl/d, or 2.4% from the third quarter of 2016 (848 kbbl/d in the nine months of 2017, down by 2.4%). Start-ups and ramp-ups of the period and higher production in Libya were partly offset by price effect, OPEC cuts, the shutdowns in the United Kingdom and the Gulf of Mexico.

•	Natural gas production (5,012 mmcf/d) increased by 396 mmcf/d, or 8.4% compared to the third quarter of last year (5,138 mmcf/d in the nine months of 2017, up by 9.8%). Start-ups and ramp-ups of producing assets in Indonesia and Egypt were partly offset by the shutdowns in the United Kingdom and the Gulf of Mexico, mature fields decline and price effect.

Results

IIQ		IIIQ			Nine months
2017	(€ million)	2017	2016	% Ch.	2017	2016	% Ch.
851	Operating profit (loss)	1,041	559	86.2	3,520	847	..
(6)	Exclusion of special items	5	85		(214)	247
845	Adjusted operating profit (loss)	1,046	644	62.4	3,306	1,094	..
(28)	Net finance (expense) income	(39)	(63)		(11)	(178)
169	Net income (expense) from investments	104	(46)		291	(9)
(425)	Income taxes	(670)	(548)		(1,954)	(1,258)
43.1	tax rate (%)	60.3	102.4		54.5	138.7
561	Adjusted net profit (loss)	441	(13)	..	1,632	(351)	..
	Results also include:
113	exploration expense:	69	61	13.1	390	301	29.6
74	- prospecting, geological and geophysical expenses	61	45	35.6	200	159	25.8
39	- write-off of unsuccessful wells (a)	8	16	(50.0)	190	142	33.8
1,909	Capital expenditure	1,343	1,874	(28.3)	5,958	6,383	(6.7)

(a) Also includes write-off of unproved exploration rights, if any, related to projects with negative outcome.

•	In the third quarter of 2017, the Exploration & Production segment reported an adjusted operating profit of €1,046 million, an increase of 62% from the third quarter of 2016. This improvement reflected an upward trend in crude oil prices (with the Brent price up by 14%), narrowing differentials between the market benchmarks and Eni’s equity crudes yielding an 18% rise in Eni’s realizations in dollar terms and production growth. These positives were partly offset by higher depreciation charges taken in connection with project start-ups and ramp-ups. In the nine months of 2017, adjusted operating profit amounted to €3,306 million, more than tripling y-o-y (up €2,212 million), driven by the same drivers as above with the Brent price up by 24% on average in the nine-month period. These positives were partially offset by the higher write-offs of exploration wells.

•	In the third quarter of 2017, adjusted net profit amounted to €441 million compared to an adjusted net loss of €13 million in the third quarter of 2016, up by €454 million (an increase of approximately €2 billion in the nine month of 2017 compared to the previous year). This was due to the robust recovery in operating performance and the normalization of the tax rate due to higher profit before taxes, which helped improve the deductibility of operating expenses including those incurred in connection with PSA schemes and reduce the incidence on non-deductible expenses. Furthermore, in the nine months of 2017 certain deferred tax assets were recognized in connection with the FID of the Coral project in Mozambique, as well as with the production start-up at the Ghana project.

For the disclosure of the business segment special charges/gains see page 11.

Gas & Power

Sales

IIQ			IIIQ			Nine months
2017			2017	2016	% Ch.	2017	2016	% Ch.
192	PSV	€/kcm	192	156	23.1	201	156	28.8
165	TTF		171	135	26.7	177	137	29.2
	Natural gas sales	bcm
9.50	Italy		7.93	8.76	(9.5)	27.81	28.18	(1.3)
8.23	Rest of Europe		8.21	8.98	(8.6)	27.97	30.64	(8.7)
0.89	of which: Importers in Italy		0.97	1.10	(11.8)	2.90	3.22	(9.9)
7.34	European markets		7.24	7.88	(8.1)	25.07	27.42	(8.6)
0.90	Rest of World		1.30	1.54	(15.6)	3.57	4.23	(15.6)
18.63	Worldwide gas sales		17.44	19.28	(9.5)	59.35	63.05	(5.9)
8.39	Power sales	Twh	8.91	9.17	(2.8)	26.67	27.26	(2.2)

•	In the third quarter of 2017, natural gas sales were 17.44 bcm (59.35 bcm in the nine months of 2017), a decrease from the the third quarter of 2016, due in part to the divestment of retail activities in Belgium and Hungary. Sales in Italy were down by 9.5% to 7.93 bcm due to declining sales across all the market segments, partly offset by higher sales at the thermoelectric segment. Sales in European markets (7.24 bcm) decreased by 8.1% reflecting lower sales in Benelux, Germany and France, partly balanced by higher volumes sold in Turkey.

•	Power sales were 8.91 TWh in the third quarter of 2017, down by 2.8% (26.67 TWh in the nine months of 2017, with a reduction of 2.2% compared to the same period of 2016) mainly because of lower volumes sold to the wholesale segment and to the middle market, partly offset by higher sales to the large customer segment.

Results

IIQ		IIIQ			Nine months
2017	(€ million)	2017	2016	% Ch.	2017	2016	% Ch.
(225)	Operating profit (loss)	(120)	(325)	63.1	(131)	(396)	66.9
	Exclusion of inventory holding (gains) losses	15	(12)		(29)	146
79	Exclusion of special items	(88)	(37)		159	(68)
(146)	Adjusted operating profit (loss)	(193)	(374)	48.4	(1)	(318)	99.7
	Net finance (expense) income	3	3		9	7
(2)	Net income (expense) from investments	(2)	(10)		(5)	(12)
15	Income taxes	53	79		(65)	24
(133)	Adjusted net profit (loss)	(139)	(302)	54.0	(62)	(299)	79.3
30	Capital expenditure	33	23	43.5	82	67	22.4

•	In the third quarter of 2017, the Gas & Power segment reported an adjusted operating loss of €193 million, a 48% improvement (up €181 million) from the third quarter of 2016. This result reflected better margins due to positive effects of renegotiations of purchase long-term contracts, including some contract terminations, as well as portfolio optimization, which allowed to capture the effects of a positive scenario. In the nine months of 2017, Gas & Power almost achieved breakeven, representing a recovery of €317 million compared to 2016, leveraging on the above drivers, which were partly offset by lower non-recurring gains relating to the renegotiations outlined in 2016 with retroactive benefits.

•	The adjusted net result was a loss of €139 million, an improvement of €163 million from the third quarter of 2016. Net loss reduced to €62 million in the nine months of 2017.

For the disclosure of the business segment special charges/gains see page 11.

Refining & Marketing and Chemicals

Production and sales

IIQ			IIIQ			Nine months
2017			2017	2016	% Ch.	2017	2016	% Ch.
5.3	Standard Eni Refining Margin (SERM)	$/bbl	6.4	3.3	93.9	5.3	4.0	32.5

4.88	Throughputs in Italy	mmtonnes	5.63	5.71	(1.4)	15.69	16.39	(4.3)
0.75	Throughputs in the rest of Europe		0.76	0.75	1.3	2.15	2.16	(0.5)
5.63	Total throughputs		6.39	6.46	(1.1)	17.84	18.55	(3.8)
0.08	Green throughputs		0.08	0.06	33.3	0.17	0.15	13.3
	Marketing
2.19	Retail sales	mmtonnes	2.24	2.30	(2.6)	6.43	6.51	(1.2)
1.54	Retail sales in Italy		1.56	1.59	(1.9)	4.52	4.46	1.3
0.65	Retail sales in the rest of Europe		0.68	0.71	(4.2)	1.91	2.05	(6.8)
25.2	Retail market share in Italy	%	25.2	24.8		25.0	24.3
2.76	Wholesale sales	mmtonnes	2.83	3.06	(7.5)	7.95	8.42	(5.6)
1.98	Wholesale sales in Italy		2.04	2.23	(8.5)	5.70	6.08	(6.3)
0.78	Wholesale sales in the rest of Europe		0.79	0.83	(4.8)	2.25	2.34	(3.8)
	Chemicals
1,508	Production of petrochemical products	ktonnes	1,360	1,413	(3.8)	4,393	4,309	1.9
75.6	Average plant utilization rate	%	68.1	70.5		73.5	71.5

•	In the third quarter of 2017, Eni’s Standard Refining Margin – SERM – almost doubled from the third quarter of 2016 at a level of 6.4 $/barrel (up by 32.5% to 5.3 $/barrel in the nine months of 2017) due to stable relative prices of products compared to the cost of petroleum feedstock.

•	Eni refining throughputs were 6.4 mmtonnes, slightly lower compared to the third quarter of 2016 (down by 1.1%; down by 3.8% in the nine months of 2017), mainly affected by the downtime of the EST plant at the Sannazzaro refinery and the shutdown of the Livorno refinery due to a force majeure event. These negatives were almost fully offset by a better performance reported at the Milazzo refinery following lower shutdowns and at the Taranto plant.

•	Volumes of biofuels produced at the Venice green refinery increased by 33.3% in the third quarter of 2017 (up by 13.3% compared to the nine months of 2016).

•	Retail sales in Italy of 1.56 mmtonnes fell by 1.9% in the third quarter (4.52 mmtonnes, up by 1.3% in the nine months of 2017) in a declining consumptions environment, reflecting lower volumes mainly sold at highway fuel stations. Eni’s retail market share was 25.2%, higher than in the third quarter of 2016 (24.8%).

•	Wholesale sales in Italy were 2.04 mmtonnes, down by 8.5% compared to the third quarter of 2016 (down by 6.3% from the nine months of 2016). Lower sales of gasoil, bunkering and fuel oil were partly offset by higher sales of jet fuel.

•	Retail and wholesale sales in the rest of Europe decreased by 4.5% in the third quarter of 2017 (down by 5.2% in the nine months of 2017) mainly following the disposal of certain operations in Eastern Europe and lower sales in France and Austria, partly offset by higher sales in Switzerland.

•	Petrochemical production of 1,360 ktonnes decreased by 3.8% in the third quarter compared to 2016 reflecting the unplanned shutdown of certain plants. In the nine months of 2017, production was 4,393 ktonnes, up by 1.9%.

Results

IIQ		IIIQ			Nine months
2017	(€ million)	2017	2016	% Ch.	2017	2016	% Ch.
33	Operating profit (loss)	367	192	91.1	764	555	37.7
255	Exclusion of inventory holding (gains) losses	(95)	(73)		(39)	(225)
64	Exclusion of special items	65	56		153	178
352	Adjusted operating profit (loss)	337	175	92.6	878	508	72.8
165	of which: Refining & Marketing	224	100	124.0	455	210	116.7
187	Chemicals	113	75	50.7	423	298	41.9
2	Net finance (expense) income	1			3
(9)	Net income (expense) from investments	15	3		16	23
(119)	Income taxes	(111)	(57)		(301)	(162)
34.5	tax rate (%)	31.4	32.0		33.6	30.5
226	Adjusted net profit (loss)	242	121	100.0	596	369	61.5
151	Capital expenditure	188	149	26.2	439	361	21.6

•	In the third quarter of 2017, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of €337 million (€878 million in the nine months), almost doubling compared to the third quarter of 2016 (up by 73% from the nine months of 2016).

•	In the third quarter of 2017, the Refining & Marketing business reported an adjusted operating profit of €224 million, more than doubling the third quarter of 2016 (€455 million in the nine months of 2017; up by 117%). This positive trend was due to ongoing initiatives to reduce the refining breakeven margin, which is expected to come at below $4 per barrel on average for FY 2017, which allowed to fully capture a strengthened trading environment in the third quarter. Identified optimization actions and lower planned downtime at Milazzo refinery contributed to offset the expected margin loss due to the shutdown of some plants at the Sannazzaro refinery and the force majeure event at the Livorno site with the shutdown of the refinery in September. Marketing results were unchanged compared to the third quarter of 2016. In the nine months, results benefitted from the first half contribution mainly from the retail sales in Italy, driven by both higher volumes and margins.

•	In the third quarter of 2017, the Chemical business reported an adjusted operating profit of €113 million in the third quarter, a 51% increase y-o-y (up by 42% for the nine months 2017). The improvement was driven by the restructuring plan executed in the last few years, focused on optimizing plant setup at core hubs, repositioning the product portfolio towards higher-value segments and closing or divesting marginal business line. Thanks to a streamlined industrial structure, the business was able to fully capture the upside in the trading environment and to achieve cost efficiencies and volume upsides. In the nine months of 2017, adjusted operating profit achieved a record performance of €423 million, higher than the overall 2015 performance, a record year in the recent history of Eni’s chemical business. This performance confirmed the value of the progress in the turnaround process.

•	Adjusted net profit amounting to €242 million in the third quarter (€596 million in the nine months of 2017) increased by €121 million y-o-y (up by €227 million in the nine months).

For the disclosure on the business segment special charges see page 11.

Group results

IIQ		IIIQ			Nine months
2017	(€ million)	2017	2016	% Ch.	2017	2016	% Ch.
15,643	Net sales from operations	15,684	13,195	18.9	49,374	39,955	23.6
563	Operating profit (loss)	998	192	419.8	3,672	517	610.3
252	Exclusion of inventory holding (gains) losses	(63)	(87)		(70)	62
204	Exclusion of special items (a)	12	153		198	450
1,019	Adjusted operating profit (loss)	947	258	267.1	3,800	1,029	269.3
	Breakdown by segment:
845	Exploration & Production	1,046	644	62.4	3,306	1,094	202.2
(146)	Gas & Power	(193)	(374)	48.4	(1)	(318)	99.7
352	Refining & Marketing and Chemicals	337	175	92.6	878	508	72.8
(160)	Corporate and other activities	(151)	(118)	(28.0)	(426)	(334)	(27.5)
128	Impact of unrealized intragroup profit elimination and other consolidation adjustments (b)	(92)	(69)		43	79
18	Net profit (loss) attributable to Eni's shareholders - continuing operations	344	(562)	..	1,327	(1,391)	..
180	Exclusion of inventory holding (gains) losses	(45)	(59)		(51)	42
265	Exclusion of special items (a)	(70)	137		160	550
463	Adjusted net profit (loss) attributable to Eni's shareholders - continuing operations	229	(484)	..	1,436	(799)	..
18	Net profit (loss) attributable to Eni's shareholders	344	(562)	..	1,327	(1,804)	..
18	Net profit (loss) attributable to Eni's shareholders - continuing operations	344	(562)	..	1,327	(1,391)	..
	Net profit (loss) attributable to Eni's shareholders - discontinued operations					(413)	..

(a) For further information see "Breakdown of special items".

(b) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities and services recorded in the assets of the purchasing business segment as of the end of the period.

Adjusted results

•	In the third quarter of 2017, Eni’s consolidated adjusted operating profit increased almost four times y-o-y to €0.95 billion (up €0.69 billion). The improvement was driven by a robust performance across all of Eni’s businesses. The E&P segment reported an increase in operating profit of €0.4 billion due to an ongoing recovery in crude oil prices (the Brent benchmark was up by 14%) and production growth. The G&P segment strengthened its performance (up €0.18 billion or by 48%) in a seasonally weak quarter, due to the positive effects of the renegotiations of long-term supply contracts and other optimizations. The R&M and Chemicals businesses achieved a strong increase in operating profit, which was up by 124% and 51% respectively, with a cumulative improvement of €0.16 billion of operating result. This trend was driven by continued initiatives intended to reduce the breakeven margin and to upgrade the plant setup and the product mix, which allowed the businesses to fully capture the improvement in the trading environment and other opportunities in the markets. The quarterly increase in the Group operating result of approximately €0.7 billion was explained for €0.6 billion by an improved commodity scenario and for €0.1 billion by the underlying performance.
•	In the nine months of 2017 all the businesses recorded a robust performance, strongly increasing from the same period of 2016. The consolidated adjusted operating profit of €3.80 billion increased almost four times y-o-y. The €2.8 billion increase was explained for €2.5 billion by an ongoing recovery in the scenario and for €0.5 billion by volumes growth, efficiency and optimizations actions, partly offset by OPEC cuts and one-off effects (€0.2 billion).
•	Adjusted net profit of €0.23 billion improved by €0.7 billion compared to the loss recorded in the third quarter of 2016, driven by a robust recovery in operating performance and the normalization of tax rate at 74.5% in the third quarter 2017 (60.2% in the nine months of 2017) compared to 2016 reporting periods that were affected by the recognition of income taxes higher than the consolidated taxable income. This trend reflected the recovery in profitability mainly in the E&P segment, which allowed higher deductibility of operating expenses including those incurred in connection with PSA schemes, as well as a lower incidence of non-deductible expenses. In the nine months of 2017, adjusted net profit was €1.44 billion compared to the €0.80 billion loss of the comparable period.

The tax rate in the nine months of 2017 was positively affected by the recognition of deferred tax assets due to the FID of the Coral project in Mozambique and to the production start-up of the Ghana project.

Special items

The break-down by segment of special items of operating profit (a net charge of €12 million in the third quarter and €198 million in the nine months of 2017) is:

•	E&P: net charges of €5 million in the third quarter and net gains of €214 million in the nine months, mainly composed of: a gain on the disposal of a 10% interest in the Zohr asset (€339 million), recorded in the first quarter of 2017, risk provisions (€87 million in the nine months) and exchange rate differences and derivatives charges (€20 million in the third quarter and €32 million in the nine months).
•	G&P: net gains of €88 million in the third quarter and net charges of €159 million in the nine months, composed of: the effects of fair-valued commodity derivatives that lacked the formal criteria to be accounted as hedges under IFRS (net gains of €90 million in the third quarter and net charges of €153 million in the nine months), a charge of €65 million in the third quarter and €98 million in the nine months to align the doubtful credit allowance of the retail G&P business (included in the G&P reportable segment) to the “expected loss” accounting model replacing the criteria of the incurred loss in the evaluation of the recoverability of trade receivables, and finally, provisions for redundancy incentives (€34 million in the nine months), as well as a downward revision of revenues accrued on the sale of gas and power for past reporting periods (€42 million in the nine months). The G&P adjusted operating result also includes the negative balance of €64 million in the third quarter and €158 million in the nine months, related to derivative financial instruments entered into to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables.
•	R&M and Chemicals: net charges of €65 million (€153 million in the nine months) mainly composed of: the write down of capital expenditure relating to certain Cash Generating Units in the R&M business, which were impaired in previous reporting periods and continued to lack any profitability prospects of (€31 million in the third quarter and €89 million in the nine months); environmental provisions (€29 million in the third quarter and €53 million in the nine months).

Non-operating special items included tax effects relating to operating special items, the extraordinary charges/impairments recognized by Saipem and attributable to Eni (€64 million recorded in the nine months of 2017) and the gains on disposal of the gas and power retail activities in Belgium (€164 million in the third quarter).

Reported results

Net profit attributable to Eni’s shareholders for the nine months of 2017 was €1,327 million, a substantial improvement over the same period last year when a loss of €1,804 million was incurred from both continuing and discontinued operations, with the latter including a one-off charge of €400 million on the Saipem shareholding following the loss of control over the investee. Net of the Saipem transaction, Eni Group recorded a substantial recovery in profitability across all business segments. This trend benefitted from the progress in the implementation of the Group’s strategy, in terms of accelerating the time-to-market of discoveries, strengthening efficiency, capital discipline and restructuring the long-term gas contracts portfolio, as well as the plant setup at refineries and petrochemical plants.

Leveraging on the turnaround achievements, Eni has been able to fully capture an ongoing recovery in the oil price scenario, supported by growing demand and shrinking oversupply due to the full implementation of production cuts from members of OPEC and other non-member countries. The mid-downstream businesses were helped by higher global demand for commodities. These market trends drove a rebound in crude oil prices (the marker Brent was up by 24% y-o-y), in the SERM refining margin (up by 33%) and a substantial increase of petrochemical margins.

Against this backdrop, Group consolidated sales from operations for the nine months of 2017 grew by 24% and operating profit was up by 610% (or €3.2 billion). Furthermore, the increase in net profit for the nine months of 2017 (approximately €2.7 billion, excluding Saipem) benefitted from the normalization of the tax rate as disclosed in the adjusted results. Similar trends featured in the third quarter of 2017 with operating profit increasing by 420% y-o-y (+€0.8 billion) and net profit improving by €0.9 billion.

Net borrowings and cash flow from operations

IIQ		IIIQ			Nine months
2017	(€ million)	2017	2016	Change	2017	2016	Change
18	Net profit (loss)	345	(561)	906	1,330	(1,385)	2,715
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
2,466	- depreciation, depletion and amortization and other non monetary items	1,991	2,181	(190)	6,513	6,033	480
7	- net gains on disposal of assets	(159)	(10)	(149)	(495)	(37)	(458)
377	- dividends, interests and taxes	678	397	281	2,201	1,480	721
674	Changes in working capital related to operations	376	(115)	491	126	657	(531)
(836)	Dividends received, taxes paid, interests (paid) received	(1,070)	(567)	(503)	(2,876)	(2,323)	(553)
2,706	Net cash provided by operating activities	2,161	1,325	836	6,799	4,425	2,374
(2,092)	Capital expenditure	(1,570)	(2,051)	481	(6,493)	(6,930)	437
(14)	Investments	(453)	(6)	(447)	(503)	(1,158)	655
67	Disposal of consolidated subsidiaries, businesses tangible and intangible assets and investments	368	70	298	992	1,021	(29)
54	Other cash flow related to capital expenditure, investments and disposals	1,128	(106)	1,234	1,367	(149)	1,516
721	Free cash flow	1,634	(768)	2,402	2,162	(2,791)	4,953
56	Borrowings (repayment) of debt related to financing activities	(10)	30	(40)	(114)	5,229	(5,343)
172	Changes in short and long-term financial debt	754	1,854	(1,100)	1,076	32	1,044
(1,443)	Dividends paid and changes in non-controlling interests and reserves	(1,440)	(1,408)	(32)	(2,883)	(2,852)	(31)
(32)	Effect of changes in consolidation, exchange differences and cash and cash equivalent related to discontinued operations	(14)	(5)	(9)	(52)	(25)	(27)
(526)	NET CASH FLOW	924	(297)	1,221	189	(407)	596

Change in net borrowings

IIQ		IIIQ			Nine months
2017	(€ million)	2017	2016	Change	2017	2016	Change
721	Free cash flow	1,634	(768)	2,402	2,162	(2,791)	4,953
	Net borrowings of divested companies	(3)	28	(31)	(3)	5,848	(5,851)
186	Exchange differences on net borrowings and other changes	311	(46)	357	535	658	(123)
(1,443)	Dividends paid and changes in non-controlling interest and reserves	(1,440)	(1,408)	(32)	(2,883)	(2,852)	(31)
(536)	CHANGE IN NET BORROWINGS	502	(2,194)	2,696	(189)	863	(1,052)

Cash flow from operating activities amounted to €6.8 billion, or €6.6 billion when excluding changes in working capital at replacement cost.

Capital expenditure and investments of €7 billion for the period presented an expenditure slowdown in the third quarter of 2017 subsequently to the peak reported in the first half of 2017 due to the completion of certain large projects (Angola, Ghana and Indonesia). Investing activities relating investments included the capital contribution made to the equity-accounted entity Coral FLNG, which has commissioned the construction of an LNG floating unit as part of the development plan of the gas reserves of the Coral field, offshore Mozambique.

Pro-forma capex was €5.7 billion, which excluded the share of capex to be borne by the operators who purchased interests in certain Group exploration assets under development (namely in Egypt and Mozambique) with retroactive economic effects, the capex share of which will be reimbursed to Eni at the closing of the underlying transactions, advances cashed in from our State owned partners in the Zohr project, as well as the share of capital contribution to Coral FLNG which is planned to be replaced by third-party financing.

Adjusted cash flow from operations in excess of funding pro-forma capex amounted to approximately €1 billion and funded part of the payment of the 2016 final dividend to Eni’s shareholders and the 2017 interim dividend (€2.88 billion). Proceeds from disposals (€1 billion) related mainly to the closing of the sale of a 10% stake in the Zohr exploration asset to BP (€0.54 billion), finalized in the first quarter of 2017. The total consideration includes the reimbursement of capex borne by Eni since January 1, 2016 (the 2017 amount being $64 million). Furthermore, disposals included the Gas&Power retail activities in Belgium (€0.30 billion). Other cash flows related to capital expenditure included an advance on the divestment to Rosneft of a 30% stake in the Zohr project ($1.38 billion) and the unpaid portion of the Coral FLNG capital increase, while on the minus side was the deferred price of the 10% stake in the Zohr exploration asset divested to BP.

In the nine months of 2017, cash flow from operations was also influenced by a lower level of receivables due beyond the end of the reporting period being sold to financing institutions compared to the amount sold at the end of the previous reporting period (approximately €0.2 billion).

Summarized Group Balance Sheet

(€ million)	Sept. 30, 2017	June 30, 2017	Dec. 31, 2016	Change vs. June 30, 2017	Change vs. Dec. 31, 2016

Fixed assets	73,001	75,945	79,729	(2,944)	(6,728)
Net working capital
Inventories	4,638	4,858	4,637	(220)	1
Trade receivables	9,886	9,744	11,186	142	(1,300)
Trade payables	(9,522)	(9,381)	(11,038)	(141)	1,516
Tax payables and provisions for, net deferred tax liabilities	(3,018)	(3,286)	(3,073)	268	55
Provisions	(13,410)	(14,044)	(13,896)	634	486
Other current assets and liabilities	834	1,275	1,171	(441)	(337)
	(10,592)	(10,834)	(11,013)	242	421
Provisions for employee post-retirements benefits	(880)	(880)	(868)		(12)
Assets held for sale including related liabilities	13	165	14	(152)	(1)
CAPITAL EMPLOYED, NET	61,542	64,396	67,862	(2,854)	(6,320)

Eni's shareholders equity	46,529	48,881	53,037	(2,352)	(6,508)
Non-controlling interest	48	48	49		(1)
Shareholders' equity	46,577	48,929	53,086	(2,352)	(6,509)
Net borrowings	14,965	15,467	14,776	(502)	189
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	61,542	64,396	67,862	(2,854)	(6,320)
Leverage	0.32	0.32	0.28		0.04

•	As of September 30, 2017, net borrowings[2] were €14.96 billion, recording a slight increase of €0.2 billion compared to December 31, 2016. Management expects to reduce the Company’s net borrowings y-o-y due to the finalization of announced disposals.

•	As of September 30, 2017, the ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage[3] – was 0.32, up from 0.28 as of December 31, 2016. Total equity decreased by €6.5 billion driven by unfavorable foreign currency translation differences (about €4.9 billion) and the payment of the 2016 final dividend and the 2017 interim dividend (€2.88 billion).

2 Details on net borrowings are furnished on page 24.

3 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information see the section “Non-GAAP measures” of this press release. See pages 15 and subsequent.

Other information, basis of presentation and disclaimer

Article No. 36 of Italian regulatory exchanges (Consob Resolution No. 16191/2007 and subsequent amendments). Continuing listing standards about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries. Certain provisions have been enacted to regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of September 30, 2017, Eni’s subsidiaries - Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc, Eni Canada Holding Ltd, Eni Turkmenistan Ltd and Eni Ghana Exploration and Production Ltd – fall within the scope of the new continuing listing standards. Eni has already adopted adequate procedures to ensure full compliance with the new regulations.

This press release on Eni’s results of the second, third and nine months of 2017 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results each quarter. Results and cash flow are presented for the second and third quarter of 2017, the nine months of 2017 and for the third quarter and the nine months of 2016. Information on the Company’s financial position relates to end of the periods as of September 30, June 30, 2017 and December 31, 2016. Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. These criteria are unchanged from the 2016 Annual report on form 20-F filed with the US SEC on March 22, 2017, which investors are urged to read.

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

Eni’s Chief Financial Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

* * *

Disclaimer

This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the third quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts

Press Office: +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com

* * *

Eni

Società per Azioni Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the third quarter and the nine months of 2017 (unaudited) is also available on Eni’s website eni.com.

Alternative performance measures (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures under IFRS (“Alternative performance measures”), such as adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which affect industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the actual performance:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; in this respect, from the reporting period 2017 special items comprise an adjustment to align the doubtful credit allowance of the retail G&P business (included in the G&P reportable segment) to the “expected loss” accounting model replacing the criteria of the incurred loss in the evaluation of the recoverability of trade receivables. The new criterion will be adopted in GAAP accounts effective January 1, 2018. This result adjustment is consistent with management assessment of this business performance and improves the correlation between revenues and costs incurred in the period with respect to the current accounting method; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Adjusted cash flow

Adjusted cash flow is defined as net cash provided from operating activities before changes in working capital at replacement cost.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

(€ million)
Third Quarter 2017	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	1,041	(120)	367	(181)	(109)	998
Exclusion of inventory holding (gains) losses		15	(95)		17	(63)
Exclusion of special items:
environmental charges			29			29
impairments losses (impairment reversals), net		1	31	1		33
net gains on disposal of assets	(1)			(1)		(2)
risk provisions	(1)			30		29
provision for redundancy incentives	2		1	(1)		2
commodity derivatives		(90)	1			(89)
exchange rate differences and derivatives	(20)	(64)	(4)			(88)
other	25	65	7	1		98
Special items of operating profit (loss)	5	(88)	65	30		12
Adjusted operating profit (loss)	1,046	(193)	337	(151)	(92)	947
Net finance (expense) income (a)	(39)	3	1	(146)		(181)
Net income (expense) from investments (a)	104	(2)	15	18		135
Income taxes (a)	(670)	53	(111)	29	28	(671)
Tax rate (%)	60.3	..	31.4			74.5
Adjusted net profit (loss)	441	(139)	242	(250)	(64)	230
of which:
- Adjusted net profit (loss) of non-controlling interest						1
- Adjusted net profit (loss) attributable to Eni's shareholders						229

Reported net profit (loss) attributable to Eni's shareholders						344
Exclusion of inventory holding (gains) losses						(45)
Exclusion of special items						(70)
Adjusted net profit (loss) attributable to Eni's shareholders						229

(a) Excluding special items.

(€ million)
Third Quarter 2016	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	559	(325)	192	(167)	(67)	192
Exclusion of inventory holding (gains) losses		(12)	(73)		(2)	(87)
Exclusion of special items:
environmental charges			19	45		64
impairments losses (impairment reversals), net			30	3		33
net gains on disposal of assets		1	(1)
risk provisions	106		1			107
provision for redundancy incentives	1		1	1		3
commodity derivatives	4	(34)	(3)			(33)
exchange rate differences and derivatives	(27)	(12)	1			(38)
other	1	8	8			17
Special items of operating profit (loss)	85	(37)	56	49		153
Adjusted operating profit (loss)	644	(374)	175	(118)	(69)	258
Net finance (expense) income (a)	(63)	3		(175)		(235)
Net income (expense) from investments (a)	(46)	(10)	3	(13)		(66)
Income taxes (a)	(548)	79	(57)	64	22	(440)
Tax rate (%)	102.4	..	32.0			..
Adjusted net profit (loss)	(13)	(302)	121	(242)	(47)	(483)
of which:
- Adjusted net profit (loss) of non-controlling interest						1
- Adjusted net profit (loss) attributable to Eni's shareholders						(484)
Reported net profit (loss) attributable to Eni's shareholders						(562)
Exclusion of inventory holding (gains) losses						(59)
Exclusion of special items						137
Adjusted net profit (loss) attributable to Eni's shareholders						(484)

(a) Excluding special items.

(€ million)
Nine month 2017	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	3,520	(131)	764	(526)	45	3,672
Exclusion of inventory holding (gains) losses		(29)	(39)		(2)	(70)
Exclusion of special items:
environmental charges			53	18		71
impairments losses (impairment reversals), net	1	(5)	89	9		94
net gains on disposal of assets	(343)		(2)	(1)		(346)
risk provisions	87			79		166
provision for redundancy incentives	7	34	4	2		47
commodity derivatives		153	(7)			146
exchange rate differences and derivatives	(32)	(158)	(11)			(201)
other	66	135	27	(7)		221
Special items of operating profit (loss)	(214)	159	153	100		198
Adjusted operating profit (loss)	3,306	(1)	878	(426)	43	3,800
Net finance (expense) income (a)	(11)	9	3	(536)		(535)
Net income (expense) from investments (a)	291	(5)	16	46		348
Income taxes (a)	(1,954)	(65)	(301)	156	(10)	(2,174)
Tax rate (%)	54.5	..	33.6			60.2
Adjusted net profit (loss)	1,632	(62)	596	(760)	33	1,439
of which:
- Adjusted net profit (loss) of non-controlling interest						3
- Adjusted net profit (loss) attributable to Eni's shareholders						1,436
Reported net profit (loss) attributable to Eni's shareholders						1,327
Exclusion of inventory holding (gains) losses						(51)
Exclusion of special items						160
Adjusted net profit (loss) attributable to Eni's shareholders						1,436

(a) Excluding special items.

(€ million)
Nine months 2016	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	DISCONTINUED OPERATIONS	CONTINUING OPERATIONS
Reported operating profit (loss)	847	(396)	555	(427)	(62)	517		517
Exclusion of inventory holding (gains) losses		146	(225)		141	62		62
Exclusion of special items:
environmental charges			86	79		165		165
impairments losses (impairment reversals), net	105		64	12		181		181
impairment of exploration projects	7					7		7
net gains on disposal of assets	1		(5)			(4)		(4)
risk provisions	106		1	1		108		108
provision for redundancy incentives	5	1	5	3		14		14
commodity derivatives	19	(178)	11			(148)		(148)
exchange rate differences and derivatives	(2)	(52)	(2)			(56)		(56)
other	6	161	18	(2)		183		183
Special items of operating profit (loss)	247	(68)	178	93		450		450
Adjusted operating profit (loss)	1,094	(318)	508	(334)	79	1,029		1,029
Net finance (expense) income (a)	(178)	7		(330)		(501)		(501)
Net income (expense) from investments (a)	(9)	(12)	23	(10)		(8)		(8)
Income taxes (a)	(1,258)	24	(162)	107	(24)	(1,313)		(1,313)
Tax rate (%)	138.7	..	30.5			..		..
Adjusted net profit (loss)	(351)	(299)	369	(567)	55	(793)		(793)
of which:
- Adjusted net profit (loss) of non-controlling interest						6		6
- Adjusted net profit (loss) attributable to Eni's shareholders						(799)		(799)
Reported net profit (loss) attributable to Eni's shareholders						(1,804)	413	(1,391)
Exclusion of inventory holding (gains) losses						42		42
Exclusion of special items						963	(413)	550
Adjusted net profit (loss) attributable to Eni's shareholders						(799)		(799)

(a) Excluding special items.

(€ million)
Second Quarter 2017	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	851	(225)	33	(227)	131	563
Exclusion of inventory holding (gains) losses			255		(3)	252
Exclusion of special items:
environmental charges			17	18		35
impairments losses (impairment reversals), net	1	(6)	39	7		41
net gains on disposal of assets	1		(2)			(1)
risk provisions	4			49		53
provision for redundancy incentives	3	32	1	3		39
commodity derivatives		55	3			58
exchange rate differences and derivatives	(21)	(80)	(6)			(107)
other	6	78	12	(10)		86
Special items of operating profit (loss)	(6)	79	64	67		204
Adjusted operating profit (loss)	845	(146)	352	(160)	128	1,019
Net finance (expense) income (a)	(28)		2	(183)		(209)
Net income (expense) from investments (a)	169	(2)	(9)	13		171
Income taxes (a)	(425)	15	(119)	49	(38)	(518)
Tax rate (%)	43.1	..	34.5			52.8
Adjusted net profit (loss)	561	(133)	226	(281)	90	463
of which:
- Adjusted net profit (loss) of non-controlling interest
- Adjusted net profit (loss) attributable to Eni's shareholders						463
Reported net profit (loss) attributable to Eni's shareholders						18
Exclusion of inventory holding (gains) losses						180
Exclusion of special items						265
Adjusted net profit (loss) attributable to Eni's shareholders						463

(a) Excluding special items.

Breakdown of special items

IIQ		IIIQ		Nine months
2017	(€ million)	2017	2016	2017	2016
35	Environmental charges	29	64	71	165
41	Impairments losses (impairment reversals), net	33	33	94	181
	Impairment of exploration projects				7
(1)	Net gains on disposal of assets	(2)		(346)	(4)
53	Risk provisions	29	107	166	108
39	Provisions for redundancy incentives	2	3	47	14
58	Commodity derivatives	(89)	(33)	146	(148)
(107)	Exchange rate differences and derivatives	(88)	(38)	(201)	(56)
86	Other	98	17	221	183
204	Special items of operating profit (loss)	12	153	198	450
125	Net finance (income) expense	103	38	234	110
	of which:
107	- exchange rate differences and derivatives reclassified to operating profit (loss)	88	38	201	56
68	Net income (expense) from investments	(162)	112	(96)	455
	of which:
	- gains on disposal of assets	(164)	(45)	(164)	(52)
68	- impairments/revaluation of equity investments	2	108	70	481
(132)	Income taxes	(23)	(166)	(176)	(52)
	of which:
	- net impairment of deferred tax assets of Italian subsidiaries		(101)		48
(132)	- taxes on special items of operating profit and other special items	(23)	(65)	(176)	(100)
265	Total special items of net profit (loss)	(70)	137	160	963

Analysis of Profit and Loss account items

Net sales from operations

IIQ		IIIQ			Nine months
2017	(€ million)	2017	2016	% Ch.	2017	2016	% Ch.
4,376	Exploration & Production	4,628	3,991	16.0	13,954	11,234	24.2
11,710	Gas & Power	11,430	9,211	24.1	37,082	28,975	28.0
5,344	Refining & Marketing and Chemicals	5,449	4,910	11.0	16,308	13,608	19.8
4,167	- Refining & Marketing	4,440	3,989	11.3	12,901	10,791	19.6
1,255	- Chemicals	1,120	1,012	10.7	3,721	3,114	19.5
(78)	- Consolidation adjustment	(111)	(91)		(314)	(297)
339	Corporate and other activities	344	323	6.5	1,031	952	8.3
(6,126)	Consolidation adjustments	(6,167)	(5,240)		(19,001)	(14,814)
15,643		15,684	13,195	18.9	49,374	39,955	23.6

Operating expenses

IIQ		IIIQ			Nine months
2017	(€ million)	2017	2016	% Ch.	2017	2016	% Ch.
12,447	Purchases, services and other	12,064	10,358	16.5	38,130	31,778	20.0
88	of which: - other special items	58	171		237	273
778	Payroll and related costs	702	709	(1.0)	2,264	2,253	0.5
39	of which: - provision for redundancy incentives and other	2	3		47	14
13,225		12,766	11,067	15.4	40,394	34,031	18.7

DD&A, impairments, reversals and write-off

IIQ		IIIQ			Nine months
2017	(€ million)	2017	2016	% Ch.	2017	2016	% Ch.
1,758	Exploration & Production	1,761	1,692	4.1	5,165	5,015	3.0
88	Gas & Power	83	88	(5.7)	260	262	(0.8)
90	Refining & Marketing and Chemicals	88	98	(10.2)	267	283	(5.7)
77	- Refining & Marketing	75	89	(15.7)	227	264	(14.0)
13	- Chemicals	13	9	44.4	40	19	..
15	Corporate and other activities	14	18	(22.2)	45	55	(18.2)
(7)	Impact of unrealized intragroup profit elimination	(8)	(7)		(22)	(21)
1,944	Total depreciation, depletion and amortization	1,938	1,889	2.6	5,715	5,594	2.2
41	Impairment losses (impairment reversals), net	33	33		94	181	(48.1)
1,985	Depreciation, depletion, amortization, impairments and reversals	1,971	1,922	2.5	5,809	5,775	0.6
49	Write-off	9	17	(47.1)	202	138	46.4
2,034		1,980	1,939	2.1	6,011	5,913	1.7

IIQ		IIIQ		Nine months
2017	(€ million)	2017	2016	2017	2016
63	Asset impairment	33	33	116	218
(22)	Impairment reversals			(22)	(37)
41	Impairments losses (impairment reversals), net	33	33	94	181

Income (expense) from investments

(€ million)
Nine months 2017	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Group
Share of gains (losses) from equity-accounted investments	190	(5)	(3)	(18)	164
Dividends	104		24		128
Net gains (losses) on disposals		164			164
Other income (expense), net	(3)	(6)	(3)		(12)
	291	153	18	(18)	444

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

June 30, 2017	(€ million)	Sept. 30, 2017	Dec. 31, 2016	Change vs. Dec. 31, 2016
27,075	Total debt	27,508	27,239	269
7,042	- Short-term debt	7,108	6,675	433
20,033	- Long-term debt	20,400	20,564	(164)
(4,939)	Cash and cash equivalents	(5,863)	(5,674)	(189)
(6,305)	Securities held for trading and other securities held for non-operating purposes	(6,365)	(6,404)	39
(364)	Financing receivables held for non-operating purposes	(315)	(385)	70
15,467	Net borrowings	14,965	14,776	189
48,929	Shareholders' equity including non-controlling interest	46,577	53,086	(6,509)
0.32	Leverage	0.32	0.28	0.04

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. no. DEM/6064293 of 2006).

Bonds maturing in the 18-months period starting on September 30, 2017

(€ million)
Issuing entity	Amount at Sept. 30, 2017 (a)
Eni SpA	3,705
Eni Finance International SA	411

4,116

(a) Amounts include interest accrued and discount on issue.

Bonds issued in the nine months of 2017 (guaranteed by Eni Spa)

Issuing entity	Nominal amount	Currency	Amount at Sept. 30, 2017 (a)	Maturity	Rate	%
	(€ million)		(€ million)
Eni SpA	750	EUR	751	2027	fixed	1.50
Eni SpA	650	EUR	647	2025	fixed	1.00

	1,400		1,398

(a) Amounts include interest accrued and discount on issue.

Consolidated financial statements

BALANCE SHEET

(€ million)
	Sept. 30, 2017	June 30, 2017	Dec. 31, 2016
ASSETS
Current assets
Cash and cash equivalents	5,863	4,939	5,674
Other financial activities held for trading	6,157	6,082	6,166
Other financial assets available for sale	208	223	238
Trade and other receivables	15,117	15,836	17,593
Inventories	4,638	4,858	4,637
Current tax assets	286	303	383
Other current tax assets	896	433	689
Other current assets	1,263	1,432	2,591
	34,428	34,106	37,971
Non-current assets
Property, plant and equipment	65,336	67,585	70,793
Inventory - compulsory stock	1,209	1,147	1,184
Intangible assets	2,956	3,043	3,269
Equity-accounted investments	4,360	3,944	4,040
Other investments	222	234	276
Other financial assets	1,804	1,793	1,860
Deferred tax assets	4,071	4,084	3,790
Other non-current assets	1,483	1,529	1,348
	81,441	83,359	86,560
Assets held for sale	13	355	14
TOTAL ASSETS	115,882	117,820	124,545
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	2,712	2,851	3,396
Current portion of long-term debt	4,396	4,191	3,279
Trade and other payables	15,948	14,956	16,703
Income taxes payable	388	426	426
Other taxes payable	2,310	1,948	1,293
Other current liabilities	1,323	1,547	2,599
	27,077	25,919	27,696
Non-current liabilities
Long-term debt	20,400	20,033	20,564
Provisions for contingencies	13,410	14,044	13,896
Provisions for employee benefits	880	880	868
Deferred tax liabilities	6,017	6,228	6,667
Other non-current liabilities	1,521	1,597	1,768
	42,228	42,782	43,763
Liabilities directly associated assets held for sale		190

TOTAL LIABILITIES	69,305	68,891	71,459
SHAREHOLDERS' EQUITY
Non-controlling interest	48	48	49
Eni shareholders' equity:
Share capital	4,005	4,005	4,005
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	63	(60)	189
Other reserves	43,156	44,534	52,329
Treasury shares	(581)	(581)	(581)
Interim dividend	(1,441)		(1,441)
Net profit (loss)	1,327	983	(1,464)
Total Eni shareholders' equity	46,529	48,881	53,037
TOTAL SHAREHOLDERS' EQUITY	46,577	48,929	53,086
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	115,882	117,820	124,545

GROUP PROFIT AND LOSS ACCOUNT

IIQ		IIIQ		Nine months
2017	(€ million)	2017	2016	2017	2016
	REVENUES
15,643	Net sales from operations	15,684	13,195	49,374	39,955
141	Other income and revenues	99	82	725	584
15,784	Total revenues	15,783	13,277	50,099	40,539
	OPERATING EXPENSES
12,447	Purchases, services and other	12,064	10,358	38,130	31,778
778	Payroll and related costs	702	709	2,264	2,253
38	Other operating (expense) income	(39)	(79)	(22)	(78)
1,944	Depreciation, Depletion and Amortization	1,938	1,889	5,715	5,594
41	Impairment Losses (Impairment reversals), net	33	33	94	181
49	Write-Off	9	17	202	138
563	OPERATING PROFIT (LOSS)	998	192	3,672	517
	FINANCE INCOME (EXPENSE)
946	Finance income	985	762	3,257	3,952
(1,732)	Finance expense	(1,424)	(892)	(4,654)	(4,312)
(52)	Income (expense) from other financial activities held for trading	(41)	(36)	(92)	(89)
504	Derivative financial instruments	196	(107)	720	(112)
(334)		(284)	(273)	(769)	(561)
	INCOME (EXPENSE) FROM INVESTMENTS
56	Share of profit (loss) of equity-accounted investments	79	(208)	164	(127)
47	Other gain (loss) from investments	218	30	280	27
103		297	(178)	444	(100)
332	PROFIT (LOSS) BEFORE INCOME TAXES	1,011	(259)	3,347	(144)
(314)	Income taxes	(666)	(302)	(2,017)	(1,241)
18	Net profit (loss) - continuing operations	345	(561)	1,330	(1,385)
	Net profit (loss) - discontinued operations				(413)
18	Net profit (loss)	345	(561)	1,330	(1,798)
	Eni's shareholders:
18	- continuing operations	344	(562)	1,327	(1,391)
	- discontinued operations				(413)
18		344	(562)	1,327	(1,804)
	Non controlling interest
	- continuing operations	1	1	3	6
	- discontinued operations
		1	1	3	6
	Net profit (loss) per share attributable to Eni's shareholders (€ per share)
0.00	- basic	0.10	(0.16)	0.37	(0.50)
0.00	- diluted	0.10	(0.16)	0.37	(0.50)
	Net profit (loss) per share - continuing operations attributable to Eni's shareholders (€ per share)
0.00	- basic	0.10	(0.16)	0.37	(0.39)
0.00	- diluted	0.10	(0.16)	0.37	(0.39)

COMPREHENSIVE INCOME

	IIIQ		Nine months
(€ million)	2017	2016	2017	2016
Net profit (loss)	345	(561)	1,330	(1,798)
Items that may be reclassified to profit in later periods
Currency translation differences	(1,395)	(218)	(4,907)	(1,093)
Change in the fair value of cash flow hedging derivatives	162	64	(163)	492
Change in the fair value of other available-for-sale financial instruments			2
Share of "Other comprehensive income" on equity-accounted entities	14	10	65	44
Taxation	(39)	(22)	37	(128)

Total other items of comprehensive income (loss)	(1,258)	(166)	(4,966)	(685)
Total comprehensive income (loss)	(913)	(727)	(3,636)	(2,483)
attributable to:
Eni's shareholders	(914)	(728)	(3,639)	(2,489)
- continuing operations	(914)	(728)	(3,639)	(2,076)
- discontinued operations				(413)
Non-controlling interest	1	1	3	6
- continuing operations	1	1	3	6
- discontinued operations

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2016:		57,409

Total comprehensive income (loss)	(2,483)
Dividends paid to Eni's shareholders	(2,880)
Deconsolidation of Saipem's non-controlling interest	(1,872)
Payments to minority shareholders	(4)
Other changes	(26)
Total changes		(7,265)
Shareholders' equity at Sept. 30, 2016:		50,144
attributable to:
- Eni's shareholders		50,096
- Non-controlling interest		48

Shareholders' equity at January 1, 2017:		53,086
Total comprehensive income (loss)	(3,636)
Dividends paid to Eni's shareholders	(2,881)
Payments to minority shareholders	(3)
Other changes	11
Total changes		(6,509)
Shareholders' equity at Sept. 30, 2017:		46,577
attributable to:
- Eni's shareholders		46,529
- Non-controlling interest		48

GROUP CASH FLOW STATEMENT

IIQ		IIIQ		Nine months
2017	(€ million)	2017	2016	2017	2016
18	Net profit (loss)	345	(561)	1,330	(1,385)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,944	Depreciation, depletion and amortization	1,938	1,889	5,715	5,594
41	Impairment losses (impairment reversals), net	33	33	94	181
49	Write-off	9	17	202	138
(56)	Share of (profit) loss of equity-accounted investments	(79)	208	(164)	127
7	Gain on disposal of assets, net	(159)	(10)	(495)	(37)
(58)	Dividend income	(59)	(22)	(128)	(77)
(50)	Interest income	(117)	(48)	(215)	(168)
171	Interest expense	188	165	527	484
314	Income taxes	666	302	2,017	1,241
455	Other changes	78	20	624	(29)
	Changes in working capital:
(137)	- inventories	132	(158)	(224)	(128)
2,533	- trade receivables	(102)	397	930	1,934
(1,580)	- trade payables	123	(292)	(1,200)	(332)
86	- provisions for contingencies	(156)	190	(23)	(763)
(228)	- other assets and liabilities	379	(252)	643	(54)
674	Cash flow from changes in working capital	376	(115)	126	657
33	Net change in the provisions for employee benefits	12	14	42	22
98	Dividends received	75	42	177	129
15	Interest received	28	23	51	90
(127)	Interest paid	(181)	(26)	(492)	(420)
(822)	Income taxes paid, net of tax receivables received	(992)	(606)	(2,612)	(2,122)
2,706	Net cash provided by operating activities	2,161	1,325	6,799	4,425
	Investing activities:
(2,069)	- tangible assets	(1,551)	(2,035)	(6,347)	(6,882)
(23)	- intangible assets	(19)	(16)	(146)	(48)
(14)	- investments	(453)	(6)	(503)	(1,158)
(9)	- securities	(142)	(58)	(216)	(1,283)
(64)	- financing receivables	(57)	(316)	(441)	(940)
48	- change in payables in relation to investments and capitalized depreciation	(229)	(81)	314	(50)
(2,131)	Cash flow from investments	(2,451)	(2,512)	(7,339)	(10,361)
	Disposals:
6	- tangible assets	44	3	607	12
	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	301	53	301	(362)
61	- investments	23	14	84	482
25	- securities	11	9	36	16
116	- financing receivables	123	370	454	7,286
(6)	- change in receivables in relation to disposals	1,412		1,106	51
202	Cash flow from disposals	1,914	449	2,588	7,485
(1,929)	Net cash used in investing activities (*)	(537)	(2,063)	(4,751)	(2,876)

GROUP CASH FLOW STATEMENT (continued)

IIQ		IIIQ		Nine months
2017	(€ million)	2017	2016	2017	2016
2	Increase in long-term debt	650	1,827	1,405	3,930
(202)	Repayments of long-term debt	(22)	(211)	(291)	(2,180)
372	Increase (decrease) in short-term debt	126	238	(38)	(1,718)
172		754	1,854	1,076	32
(1,440)	Dividends paid to Eni's shareholders	(1,440)	(1,408)	(2,880)	(2,848)
(3)	Dividends paid to non-controlling interests			(3)	(4)
(1,271)	Net cash used in financing activities	(686)	446	(1,807)	(2,820)
2	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)			7	(1)
	Effect of cash and cash equivalents relating to discontinued operations				889
(34)	Effect of exchange rate changes on cash and cash equivalents and other changes	(14)	(5)	(59)	(24)
(526)	Net cash flow for the period	924	(297)	189	(407)
5,465	Cash and cash equivalents - beginning of the period (excluding discontinued operations)	4,939	5,099	5,674	5,209
4,939	Cash and cash equivalents - end of the period (excluding discontinued operations)	5,863	4,802	5,863	4,802

(*) Net cash used in investing activities included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determing net borrowings. Cash flows of such investments were as follows:

IIQ		IIIQ		Nine months
2017		2017	2016	2017	2016
56	Net cash flow from financing activities	(10)	30	(114)	5,229

SUPPLEMENTAL INFORMATION

IIQ		IIIQ		Nine months
2017	(€ million)	2017	2016	2017	2016
	Effect of disposals of consolidated subsidiaries and businesses
	Current assets	144	26	144	6,526
	Non-current assets	123	64	123	8,614
	Net borrowings	12	(23)	12	(5,415)
	Current and non-current liabilities	(133)	(24)	(133)	(6,334)
	Net effect of disposals	146	43	146	3,391
	Reclassification of exchange rate differences included in other comprehensive income		7		7
	Current value of residual interests following the loss of control				(1,006)
	Gains (losses) on disposal	164	7	164	12
	Non-controlling interest				(1,872)
	Selling price	310	57	310	532
	less:
	Cash and cash equivalents disposed of	(9)	(4)	(9)	(894)
	Cash flow on disposals	301	53	301	(362)

Capital expenditure

IIQ		IIIQ			Nine months
2017	(€ million)	2017	2016	% Ch.	2017	2016	% Ch.
1,983	Exploration & Production	1,404	1,919	(26.8)	6,158	6,542	(5.9)
	- acquisition of proved and unproved properties					2
74	- g&g costs	61	45	35.6	200	159	25.8
85	- exploration	102	113	(9.7)	386	283	36.4
1,814	- development	1,229	1,752	(29.9)	5,538	6,045	(8.4)
10	- other expenditure	12	9	33.3	34	53	(35.8)
30	Gas & Power	33	23	43.5	82	67	22.4
151	Refining & Marketing and Chemicals	188	149	26.2	439	361	21.6
111	- Refining & Marketing	132	97	36.1	311	237	31.2
40	- Chemicals	56	52	7.7	128	124	3.2
9	Corporate and other activities	13	9	44.4	29	29
(7)	Impact of unrealized intragroup profit elimination	(7)	(4)		(15)	90
2,166	Capital expenditure	1,631	2,096	(22.2)	6,693	7,089	(5.6)
74	Cash out in net cash flow from operating activities	61	45	35.6	200	159	25.8
2,092	Cash out in net cash flow from investment activities	1,570	2,051	(23.5)	6,493	6,930	(6.3)

In the nine months of 2017, capital expenditure amounted to €6,493 million (€6,930 million in the nine months of 2016) and mainly related to:

- development activities (€5,538 million) deployed mainly in Egypt, Ghana, Angola, Congo, Iraq and Indonesia; exploration activities (€386 million) concerned mainly Cyprus, Norway, Egypt, Libya, Mexico and Ivory Coast;

- refining activity in Italy and outside Italy (€246 million) aimed at assets integrity, as well as initiatives in the field of health, security and environment; marketing activity, mainly regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€65 million);

- initiatives relating to gas marketing (€59 million) as well as initiatives to improve flexibility and upgrade combined-cycle power plants (€21 million).

Cash-outs comprised in net cash from operating activities (€200 million) relate to geological and geophysical studies as part of the exploration activities, which are charged to expenses.

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

IIQ			IIIQ		Nine months
2017			2017	2016	2017	2016
1,771	Production of oil and natural gas (a) (b)	(kboe/d)	1,803	1,710	1,790	1,726
100	Italy		136	125	130	125
218	Rest of Europe		174	187	198	188
679	North Africa		685	638	690	635
345	Sub-Saharan Africa		374	330	341	341
136	Kazakhstan		118	103	132	104
108	Rest of Asia		137	133	113	135
164	America		160	171	165	174
21	Australia and Oceania		19	23	21	24
149.7	Production sold (a)	(mmboe)	156.3	148.5	457.3	447.5

PRODUCTION OF LIQUIDS BY REGION

IIQ			IIIQ		Nine months
2017			2017	2016	2017	2016
827	Production of liquids (a)	(kbbl/d)	885	864	848	869
27	Italy		56	42	49	40
123	Rest of Europe		96	108	109	99
214	North Africa		243	242	227	245
239	Sub-Saharan Africa		277	239	244	253
86	Kazakhstan		77	64	83	60
62	Rest of Asia		56	85	57	86
74	America		78	81	77	83
2	Australia and Oceania		2	3	2	3

PRODUCTION OF NATURAL GAS BY REGION

IIQ			IIIQ		Nine months
2017			2017	2016	2017	2016
5,152	Production of natural gas (a) (b)	(mmcf/d)	5,012	4,616	5,138	4,680
399	Italy		436	453	439	460
515	Rest of Europe		424	430	484	488
2,536	North Africa		2,413	2,162	2,526	2,131
581	Sub-Saharan Africa		527	495	529	482
277	Kazakhstan		222	216	266	238
249	Rest of Asia		447	262	308	270
495	America		449	492	484	497
100	Australia and Oceania		94	106	102	114

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of gas consumed in operation (527 and 462 mmcf/d in the third quarter of 2017 and 2016, respectively, 510 mmcf/d and 452 mmcf/d in the nine months of 2017 and 2016, respectively, and 526 mmcf/d in the second quarter 2017).

Gas & Power

Natural gas sales by market

IIQ		IIIQ			Nine months
2017	(bcm)	2017	2016	% Ch.	2017	2016	% Ch.
9.50	ITALY	7.93	8.76	(9.5)	27.81	28.18	(1.3)
2.12	- Wholesalers	1.03	1.39	(25.9)	6.11	5.38	13.6
3.98	- Italian exchange for gas and spot markets	2.75	3.95	(30.4)	8.50	10.35	(17.9)
1.15	- Industries	1.04	1.06	(1.9)	3.33	3.35	(0.6)
0.16	- Medium-sized enterprises and services	0.14	0.27	(48.1)	0.66	1.28	(48.4)
0.31	- Power generation	1.17	0.22	..	1.70	0.52	..
0.38	- Residential	0.25	0.27	(7.4)	2.97	2.86	3.8
1.40	- Own consumption	1.55	1.60	(3.1)	4.54	4.44	2.3
9.13	INTERNATIONAL SALES	9.51	10.52	(9.6)	31.54	34.87	(9.5)
8.23	Rest of Europe	8.21	8.98	(8.6)	27.97	30.64	(8.7)
0.89	- Importers in Italy	0.97	1.10	(11.8)	2.90	3.22	(9.9)
7.34	- European markets	7.24	7.88	(8.1)	25.07	27.42	(8.6)
1.26	Iberian Peninsula	1.31	1.31	0.0	3.82	3.76	1.6
1.52	Germany/Austria	1.53	1.79	(14.5)	5.04	5.97	(15.6)
1.18	Benelux	0.96	1.31	(26.7)	3.71	5.35	(30.7)
	Hungary		0.06	..		0.93	..
0.57	UK	0.40	0.34	17.6	1.65	1.06	55.7
1.63	Turkey	2.14	1.58	35.4	5.95	4.56	30.5
1.05	France	0.87	1.05	(17.1)	4.44	4.96	(10.5)
0.13	Other	0.03	0.44	(93.2)	0.46	0.83	(44.6)
0.90	Rest of World	1.30	1.54	(15.6)	3.57	4.23	(15.6)
18.63	WORLDWIDE GAS SALES	17.44	19.28	(9.5)	59.35	63.05	(5.9)

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